Exhibit 99.2

Bank of Montreal

Computershare

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-800-340-5021
514-982-7800
Facsimile 1-866-249-7775
416-263-9524
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Class of Shares
123

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual Meeting of Shareholders of Bank of Montreal to be held on April 11, 2025

Notes to proxy

1. **Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of Bank of Montreal, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, in order to attend the meeting virtually YOU MUST go to www.computershare.com/BankofMontreal by 5:00 pm (EDT) on April 9, 2025 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a Corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Bank of Montreal.
4. **The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 through 3 and AGAINST shareholder proposals no. 1 through 7.**
5. The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions in this proxy. If you mark the "Abstain" box, you are directing your proxyholder to abstain from voting on the matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported distinctively in the voting results.
6. This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular.

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To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this Proxy in the envelope provided.

To Receive Documents Electronically

- You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting https://meetings.lumiconnect.com/400-741-191-694 – Enter password: bmo2025 (case sensitive). For further information on the annual meeting and how to attend, please view the proxy circular available on www.envisionreports.com/BMO2025

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by Internet or Fax, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 P.M., Eastern Daylight Time, on April 9, 2025. If the meeting is postponed or adjourned, proxies submitted must be received by 5:00 pm (EDT) on the second-last business day before the reconvened meeting date.

THANK YOU

To vote by telephone or Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

021P2C

MR SAM SAMPLE

C1234567890

XXX 123

Form of Proxy - Bank of Montreal

This Proxy is solicited by and on behalf of the management of Bank of Montreal (the "Bank"). The undersigned shareholder of the Bank hereby appoints George A. Cope, Chair of the Board, or failing him, Darryl White, Chief Executive Officer, **or instead of either of them the undersigned wishes to appoint (insert name in box to the right)** the attorney and proxy of the undersigned, with right of substitution, for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the **Annual Meeting of Shareholders to be held on the 11th day of April, 2025** via webcast online at https://meetings.lumiconnect.com/400-741-191-694 – Enter password: bmo2025 (case sensitive) or in person, and at any and all adjournments thereof. Subject to the voting restrictions under the *Bank Act*, **a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/ her at the meeting may do so** by inserting such other person's name in the boxed area to the right. This proxy confers authority to vote in the proxyholder's discretion unless otherwise specified and to vote in the proxyholder's discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. NOTE: If you are appointing a proxyholder, in order to attend the meeting virtually YOU MUST go to www.computershare.com/BankofMontreal by 5:00 pm (EDT) on April 9, 2025 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Unless otherwise specified, **your shares will be voted by the management of the Bank FOR** the matters in items 1 through 3 and **AGAINST** shareholder proposals no. 1 through 7.

Directors and management recommend shareholders vote **FOR** the following matters:

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
George A. Cope	☐	☐	Diane L. Cooper	☐	☐	Eric R. La Flèche	☐	☐	Darryl White	☐	☐
Janice M. Babiak	☐	☐	Stephen Dent	☐	☐	Brian McManus	☐	☐			
Craig W. Broderick	☐	☐	Martin S. Eichenbaum	☐	☐	Lorraine Mitchelmore	☐	☐			
Hazel Claxton	☐	☐	David E. Harquail	☐	☐	Madhu Ranganathan	☐	☐			

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	For	Withhold
2. Appointment of Shareholders' Auditors	☐	☐

	For	Against
3. Advisory vote on the Bank's Approach to Executive Compensation	☐	☐

Shareholders' Proposals Directors and management recommend shareholders vote **AGAINST** shareholder proposals no. 1 through 7 below:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
Shareholder Proposal No. 1	☐	☐	☐	**Shareholder Proposal No. 2**	☐	☐	☐	**Shareholder Proposal No. 3**	☐	☐	☐
Shareholder Proposal No. 4	☐	☐	☐	**Shareholder Proposal No. 5**	☐	☐	☐	**Shareholder Proposal No. 6**	☐	☐	☐
Shareholder Proposal No. 7	☐	☐	☐								

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The text of the shareholder proposals are contained in the Management Proxy Circular starting on page 94.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s) | Signing Capacity (if applicable)

Date - Day Month Year

Quarterly Financial Statements Request

These documents are available at bmo.com/investorrelations so we encourage you not to mark this box in order to protect the environment and reduce costs. If you wish to receive the Bank's interim financial statements along with the related Management's Discussion and Analysis by mail, please check the box to the right. *If you wish to receive these documents electronically, see reverse for enrollment instructions for electronic delivery.* ☐

Management Proxy Circular – Mark this box if you would like to receive the Management Proxy Circular by mail for next year's shareholders meeting. ☐

B M O Q 377180 9 X X A R 6 999999999999

021P3E